

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

Jonas Grossman
Chief Executive Officer
Chardan NexTech Acquisition 2 Corp.
17 State Street, 21st Floor
New York, New York 10004

> **Re: Chardan NexTech Acquisition 2 Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on September 1, 2022**
> **File No. 333-266273**

Dear Mr. Grossman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Form S-4 filed September 1, 2022

Chardan's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 175

1. It appears that all the numerical disclosures in the second and third paragraphs are reversed relative to the periods identified, for example, we note the net loss of $570,333 relates to the three months ended June 30, 2022 and net income of $621,507 relates to the six months ended June 30, 2022. Please revise your disclosures to ensure each paragraph refers to the proper period.

Liquidity and Capital Resources, page 175

2. Please revise your statement that "there were no cash flows from financing activities for the six months ended June 30, 2022 and 2021" based on your discussion immediately above regarding net cash used in financing activities of $7,239 for the six months ended June 30, 2021.

Unaudited Pro Forma Condensed Combined Financial Information, page 212

3. We note your response to prior comment 1. Please revise your disclosures in the Form S-4 to address the terms of the Earnout Agreement in the event a change of control transaction is announced and disclose how you would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of the Company's assets, rather than an offering price on a per-share basis, as noted in your response.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Net Loss per Share, page 222

4. Please revise to reflect the pro forma net loss for the Year Ended December 31, 2021 Assuming Maximum Redemptions as ($30,228) as disclosed on page 218.

Interim Financial Statements - Chardan
Condensed Balance Sheets, page F-22

5. Please correct the number of common shares at redemption value that were outstanding at December 31, 2021, disclosed in Common stock subject to redemption and Stockholders' Deficit.

Exhibits

6. We note your response to our prior comment 3. Your Item 21 exhibit index footnote to Exhibit 10.6 discloses that schedules are omitted pursuant to Regulation S-K Item 601(a)(5). However, disclosure on the first page of Exhibit 10.5 discloses that portions of this exhibit have been omitted in accordance with Item 601(b)(2) or 601(b)(10) of Regulation S-K. Revise the exhibit index to identify Exhibit 10.5 as containing omitted schedules and remove the Item 601(b)(2) and 601(b)(10) of Regulation S-K disclosure in Exhibit 10.6 or advise.

   You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

                                                              Sincerely,

Division of Corporation Finance
Office of Manufacturing